

December 14, 2012

Via E-mail
Sujit Sircar
Chief Financial Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

> **Re:** **iGATE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-21755**

Dear Mr. Sircar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part II

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

1.   Tell us what consideration you have given to expanding overview section to describe the effects of the Patni acquisition on your business and financial results as well as the challenges that you face, rather than just a factual description of the acquisition and Patni's business. In this regard, we note that you represented in comment 4 of your letter dated December 3, 2009 that you would consider including a discussion of important themes or significant matters with which you are concerned primarily in evaluating your

financial condition and operating levels. See Section III.A of SEC Release 33-8350.

Results of Operations from Continuing Operations for the Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010

Income taxes, page 45

2.	We note from disclosure elsewhere in the filing that the majority of your revenue is derived from U.S. sources while your operations are conducted principally in foreign countries. We further note from disclosure on page 100 that you had a domestic loss before income taxes and foreign income before income taxes in 2011. Please explain the disproportionate relationship between domestic and foreign income (loss) before income taxes compared to revenues derived from domestic and foreign sources, as disclosed on page 105.

Use of non-GAAP Financial Measures, page 48

3.	Your reconciliation on page 49 reconciles "Net income attributable to iGATE Corporation" to "Non-GAAP Net income." In future filings, please revise to label the non-GAAP measure "Non-GAAP Net income attributable to iGATE Corporation." Alternatively, you may reconcile GAAP Net income to Non-GAAP Net income. In this regard, we note that you should be reconciling between directly comparable measures.

4.	We further note that you do not present reconciliations of GAAP to non-GAAP basic and diluted earnings per share amounts when there appear to be additional reconciling items for preferred stock accretion and dividends in 2011. Please tell us what consideration was given to reconciling these amounts pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

5.	We note your reconciliation on page 50 of "Net income attributable to iGATE Corporation" to "Adjusted EBITDA." In future filings please reconcile Net income to "Adjusted EBITDA." See Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

6.	Please note that the concerns noted in the non-GAAP comments in this section also apply to your Forms 10-Q and earnings releases furnished on Form 8-K.

Liquidity and Capital Resources, page 51

7.	We note that as of December 31, 2011, you had cash, cash equivalents and short-term investments of $430 million. We also note your disclosure on page 53 indicating that you may repatriate the earnings of your foreign subsidiaries to meet your cash needs. Please tell us what consideration was given to disclosing the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries and the potential income tax consequences of repatriating such earnings. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

8.   We note that you believe that "cash generated from operations along with the unutilized line of credit arrangements will be adequate to meet [y]our reasonable foreseeable operating liquidity requirements." Please confirm, if true, and revise in the future to clearly state whether the company's cash resources are expected to be sufficient to meet your operating liquidity requirements for at least the next 12 months. Please refer to Section IV of SEC Release 33-8350 and footnote 43 thereto.

Contractual Obligations, page 52

9.   We note that you expect to make interest payments of $69.3 million in 2012 related to senior notes outstanding. Please tell us what consideration was given to disclosing the expected interest payments through the date of maturity of the notes.   Also, please tell us what consideration was given to disclosing the following items in the table of contractual obligations or in the notes thereto:
  - Dividend payments on the 8% Series B cumulative preferred stock;
  - Defined benefit pension plan contributions; and
  - Liabilities for unrecognized tax benefits.

Please refer to Item 303(a)(5) of Regulation S-K, as well as Section IV.A of SEC Release 33-8350 and footnote 46 thereto. For additional guidance, please see Section C of SEC Release 33-9144.

Capital Obligations, page 52

10.   You state that you expect to spend approximately $60.3 million for new and existing facility expansion, new hardware and software during 2012. We note that from your 2011 fourth quarter earnings call that your board has approved $150 million capital outlay over three years, which will be used for a residential training facility in Pune. Tell us whether you considered discussing this capital outlay in your liquidity and capital resources discussion. Also, consider providing quantitative data regarding this capital outlay.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Series B Preferred Stock, page 75

11.   We note your disclosure on page 76 that the original conversion price was $20.30 but is

subject to adjustment in certain circumstances. Please describe for us the circumstances in which the conversion price is adjustable. Also, tell us what consideration was given to disclosing the number of shares into which the preferred shares are potentially convertible pursuant to ASC 505-10-50-6(b). Also, please tell us what consideration was given to whether there is an embedded conversion feature which should be bifurcated and accounted for as a derivative. See ASC 815. As part of your response, please clarify whether the preferred stock is convertible into a fixed number of common shares and whether the conversion price would be subject to downward adjustment if you issue stock at prices below the then-current conversion price. Please refer to ASC 815-40.

Note 12. Goodwill and Intangible Assets, page 84

12.   We note that the weighted average amortization period for customer relationships is 7.6 years. However, we further note your disclosure on page 69 which indicates that the estimated useful life of the customer relationships acquired from Patni is 15 years. Considering that the vast majority of the customer relationship balance relates to Patni please explain to us how you arrived at the weighted average amortization period of 7.6 years. Also, please provide us with an analysis of how you determined that the estimated useful life of the customer relationships acquired from Patni is 15 years. Please refer to ASC 350-30-35-3.

Note 20. Income Taxes, page 100

13.   We note your disclosure on page 101 that you are eligible to claim an income tax holiday under the Indian Income-tax Act, 1961 on the profits derived from the export of software services from divisions registered under the SEZ. Please tell us what consideration was given to disclosing the date(s) that the tax holiday will expire. Please refer to SAB Topic 11.C.

Note 24. Guarantor Subsidiaries – Supplemental condensed consolidating financial information, page 106

14.   We note your disclosure that the guarantor subsidiaries are "wholly owned."   Please confirm that the guarantor subsidiaries are "100% owned" in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

15.   You disclose that the Senior Notes are fully and unconditionally guaranteed by the company's wholly owned domestic subsidiaries. We note that on page 36 of the Form S-4 filed on September, 2010, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing, in plain English, such release provisions to the full and unconditional guarantee in order to more accurately describe the qualifications to the subsidiary guarantors.

Part III (as Incorporated by Definitive Proxy Statement Filed March 16, 2012)

Compensation Discussion and Analysis

Key Elements of and Factors Affecting Compensation, page 20

16.   Identify the peer group of companies used by your compensation committee in
        determining the amounts awarded to your named executive officers for each element of
        executive compensation and the criteria that you used in selecting the component
        companies of the peer group. We note that you represented in a letter dated December
        11, 2009 that you would provide this information in future filings. See Item 402(b)(2)(xiv)
        of Regulation S-K.

Annual Bonuses for Executive Officers, page 21

17.   We note that you have not provided a quantitative discussion of the performance targets
        used to award annual bonuses nor have you provided the quantitative targets for annual
        revenue growth used to award long-term equity awards. We note your response to
        comment 1 in a letter dated January 6, 2010 that you would provide this information in
        future filings. If you believe that disclosure of the performance targets is not required
        because it would result in competitive harm such that the targets could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis
        supporting your conclusion. In particular, your competitive harm analysis should
        demonstrate why you need not disclose what appear to be historical financial
        performance objectives, and it should clearly explain the nexus between disclosure of the
        performance objectives and the competitive harm that is likely to result from disclosure.
        See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

Stock Incentive Plan, page 22

18.   You state that the Compensation Committee considers the performance level of each
        officer in determining the size of equity awards. We note that your response to comment
        4 in a letter dated December 11, 2009 indicated that you would describe how each form
        of compensation is structured and implemented to reflect the named executive officer's
        individual performance and/or individual contribution to these items of the company's
        performance. Item 402(b)(2)(vii) of Regulation S-K. Please advise.

General

19.   It does not appear that you have amended your Item 5.07 Form 8-K filed May 11, 2011 to
        report your decision regarding the frequency of say-on-pay votes. The amended Form 8-
        K is generally required to be filed within 150 days after the shareholder meeting. Refer

to Item 5.07(d) of Form 8-K and the Exchange Act Form 8-K Compliance and Disclosure Interpretation Question 121A.04 available on our website. Please tell us how you believe that you are eligible to continue to use Form S-3 given that you do not appear to be timely or current with your current report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief